SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(b)
(Amendment No. 1)*

Trump Entertainment Resorts, Inc.
(Name of Issuer)

Class A Common Stock, Par Value $0.001 per Share
(Title of Class of Securities)

89816T103
(CUSIP Number)

May 25, 2005
(Date of Event which Requires Filing of this Statement)

      Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

     * The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89816T103	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) MORGAN STANLEY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 4,823,281
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 4,823,281
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,823,281
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 17.81%
12	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 89816T103	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) MORGAN STANLEY & CO. INCORPORATED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 4,763,066
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 4,763,066
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,763,066
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 17.59%
12	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 89816T103	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) MORGAN STANLEY DW INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 60,215
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 60,215
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 60,215
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.22%
12	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a). Name of Issuer:

      Trump Entertainment Resorts, Inc. (the “Company”)

Item 1(b). Address of Issuer’s Principal Executive Offices:

      1000 Boardwalk at Virginia Avenue, Atlantic City, NJ 08401

Item 2(a). Name of Person Filing:

      This statement is filed jointly on behalf of the persons identified below (collectively, the “Reporting Persons”). In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), each person filing this statement acknowledges that it is responsible for the completeness and accuracy of the information concerning that person but is not responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

            Morgan Stanley (“MS”)

            Morgan Stanley & Co. Incorporated (“MS & Co.”)

            Morgan Stanley DW Inc. (“MSDW”)

Item 2(b). Address of Principal Business Office or, if None, Residence:

      The address of the principal business office of MS, MS & Co. and MSDW is:

      1585 Broadway
      New York, New York 10036

Item 2(c). Citizenship:

      The citizenship of MS, MS & Co. and MSDW is Delaware.

Item 2(d). Title of Class of Securities:

      This statement relates to the Company's Class A Common Stock, par value $0.001 per share (the “Class A Shares”).

Item 2(e). CUSIP Number:

      89816T103

Item 3.	If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☒	Broker or dealer registered under Section 15 of the Exchange Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

     If this statement is filed pursuant to Rule 13d-1(c), check this box.  ☒

Item 4. Ownership.

     The filing of this statement should not be construed as an admission by any person that such person is, for purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this statement, other than the securities set forth opposite such person’s name in the table in Item 4(c) below.

     (a) Amount beneficially owned:

     As of May 25, 2005 MS & Co. owned directly 4,763,066 Class A Shares and MSDW owned directly 60,215 Class A Shares.

     MS, as the sole shareholder of MS & Co., controls the actions of MS & Co. Therefore, MS may be deemed to have beneficial ownership of the 4,763,066 Class A Shares held directly by MS & Co. In addition, MS, as the sole shareholder of MSDW, controls the actions of MSDW. Therefore, MS may be deemed to have beneficial ownership of the 60,215 Class A Shares held directly by MSDW.

     MS is filing solely in its capacity as parent company of, and indirect beneficial owner of securities held by, two of its business units.

     (b) Percent of:

Owner	Class A*	Class A and Class B Combined**
Morgan Stanley	17.81%	13.23%
Morgan Stanley & Co.	17.59%	13.06%
Incorporated
Morgan Stanley DW Inc.	0.22%	0.17%

*Based on the equivalent of 27,085,078 outstanding shares of Class A Common Stock based on information provided by the Company.

**Based on the equivalent of 36,462,561 outstanding voting shares, combining outstanding Class A Common Stock and Class B Common Stock (which generally vote together as a single class), and based on information provided by the Company.

     (c) Number of shares as to which such person has:

	(i)	(ii)	(iii)	(iv)

	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct the disposition of

Morgan Stanley	0	4,823,281	0	4,823,281

Morgan Stanley & Co. Incorporated	0	4,763,066	0	4,763,066

Morgan Stanley DW Inc.	0	60,215	0	60,215

Item 5. Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.  ☐

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

     Not applicable

Item 8. Identification and Classification of Members of the Group.

     Not applicable

Item 9. Notice of Dissolution of Group.

     Not applicable

Item 10. Certifications.

      By signing below each of the undersigned certifies that, to the best of their knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

     After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

     Date: August 17, 2005

MORGAN STANLEY

By:	/s/ Robert G. Koppenol

	Name:	Robert G. Koppenol
	Title:	Authorized Signatory

MORGAN STANLEY & CO. INCORPORATED

By:	/s/ Robert G. Koppenol

	Name:	Robert G. Koppenol
	Title:	Managing Director

MORGAN STANLEY DW INC.

By:	/s/ Ronald Carman

	Name:	Ronald Carman
	Title:	Managing Director